Brent Inzer

• Phone: (310) 351-0101 •E-Mail: brentinzer@msn.com

Date: March 26, 2015

Mr. Sean Webster
CEO
Baoshinn Corporation

Resignation of Corporate Officer

To: Baoshinn Corporation & It's Board of Directors:

I, The undersigned, resign as a Director of Baoshinn Corporation effective immediately.

Dated as of the 26th Day of March, 2015

Sincerely,

Brent Inzer